UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Rochester Medical Corporation
                     --------------------------------------



                         Common Stock, without par value
                     --------------------------------------



                                   771497 10 1
                      -------------------------------------



                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))


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                                                               Page 2 of 4 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.   771497 10 1
            ---------------------------------


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Anthony J. Conway

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A                                                 (a)      [__]

                                                             (b)      [__]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

                             5. SOLE VOTING POWER                   459,250*
               NUMBER OF
                SHARES
             BENEFICIALLY    6. SHARED VOTING POWER                 0
               OWNED BY
                 EACH
              REPORTING      7. SOLE DISPOSITIVE POWER              459,250*
                PERSON
                 WITH
                             8. SHARED DISPOSITIVE POWER            0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         459,250*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [__]
         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%





*433,750 shares are owned by Reporting Person and 25,500 are options exercisable within 60 days of this Report.






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                                                               Page 3 of 4 pages

12.      TYPE OF REPORTING PERSON*

         IN

ITEM 1(a).        Name of Issuer
                  --------------

                  Rochester Medical Corporation


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  One Rochester Medical Drive
                  Stewartville, MN 55976

ITEM 2(a).        Names of Person Filing
                  ---------------------

                  Anthony J. Conway


ITEM 2(b).        Address of principal business office
                  ------------------------------------

                  One Rochester Medical Drive
                  Stewartville, MN 55976

ITEM 2(c).        Citizenship
                  -----------

                  United States Citizen

ITEM 2(d).        Title of Class of Securities
                  ----------------------------

                  Common Stock, without par value

ITEM 2(e).        CUSIP Number
                  ------------

                  771497 10 1

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)- 2(b), check whether the person filing it is a:
                  --------------

                  N/A

ITEM 4.           Ownership
                  ---------

         (a)      Amount beneficially owned:  459,250*


         (b)      Percent of class:  8.5%








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                                                               Page 4 of 4 pages

         (c)  Number of shares as to which such person has:

              (i)      sole power to vote or to direct
                          the vote                                  459,250*

              (ii)     shared power to vote or to direct the vote          0

              (iii)    sole power to dispose or to direct the disposition of

                       459,250*

              (iv)     shared power to dispose or to direct the disposition of

                       0

         *433,750 shares are owned by Reporting Person and 25,500 are options exercisable within 60 days of this Report.


ITEM 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------

              N/A

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

              N/A

ITEM 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company
              -------------------------------------------------------------

              N/A

ITEM 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------

              N/A

ITEM 9.       Notice of Dissolution of Group
              ------------------------------

              N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 2000.


                                   /s/ Anthony J. Conway
                                   ----------------------------------
                                       Anthony J. Conway